Reply Attention of	Virgil Z. Hlus
Direct Tel.	604.891.7707
EMail Address	vzh@cwilson.com
Our File No.	28313-0001/ CW1298326.1

June 29, 2007

BY COURIER AND EDGAR

Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-7010

USA

Attention:	Kristi Marrone

Dear Sirs/Mesdames:

Re: Counterpath Solutions, Inc. Form 10-KSB for year ended April 30, 2006 Filed July 31, 2006 File No. 0-50346

Form 10-KSB

Financial Statements

Report of Independent Registered Public Accounting Firm

Further to our telephone conversations, we confirm that the Company has filed its amended Form 10-KSB for the fiscal year ended 2006 with its restated financial statements, together with amendments to its disclosure related to disclosure controls and procedures.

We enclose a copy of the blacklined Form 10-KSB for your easy reference.

Yours truly,

CLARK WILSON LLP

Per:     /s/ Virgil Z. Hlus

Virgil Z. Hlus

VZH/

cc:	David Karp
Chief Financial Officer
Counterpath Solutions, Inc.

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